The Real Brokerage Inc. Announces Share Consolidation to Satisfy Nasdaq Price Requirement

NEWS PROVIDED BY The Real Brokerage Inc. → May 26, 2021, 08:05 ET

TORONTO and NEW YORK, May 26, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real" or the "Company") [TSXV: REAX] [OTCQX: REAXF], a national, technology powered real estate brokerage in the United States, announced it will be consolidating all of its issued and outstanding common shares ("Common Shares") on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the "Share Consolidation"). The Share Consolidation represents another step towards the listing of the Company's Common Shares on The Nasdaq Capital Market ("Nasdaq").

A successful listing on Nasdaq is subject to the Company's satisfaction of all applicable listing and regulatory requirements, including, but not limited to, registration of its Common Shares with the U.S. Securities and Exchange Commission (the "SEC") and satisfaction of the Nasdaq initial listing criteria, including stock price. Following receipt of all required approvals, the Company will issue a press release announcing the anticipated date for the initiation of trading on Nasdaq.

Share Consolidation Details

Real's board of directors approved the Share Consolidation to facilitate the Nasdaq listing and it is expected that the Common Shares will commence trading on a post-Share Consolidation basis on the TSX Venture Exchange (the "TSXV") on or about June 1, 2021 under the current symbol "REAX" and new CUSIP number 75585H206.

Assuming the Share Consolidation is completed, the existing 143,406,673 Common Shares will be reduced to approximately 35,851,668 Common Shares, subject to adjustments for rounding purposes. No fractional shares will be issued. Any fractional interest in Common Shares that is less than 0.5 of a Common Share resulting from the Share Consolidation will be rounded down to the nearest whole Common Share and any fractional interest in Common Shares that is 0.5 or greater of a Common Share will be rounded up to the nearest whole Common Share.

The exercise price and number of Common Shares issuable upon the exercise of outstanding stock options, restricted stock units, warrants or other convertible securities will be proportionately adjusted to reflect the Consolidation in accordance with the terms of such securities.

In connection with the Share Consolidation, a letter of transmittal will be sent to registered shareholders. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates or Direct Registration System ("DRS") statements evidencing their pre-consolidation Common Shares for new share certificates or new DRS statements representing the number of post-consolidation Common Shares to which they are entitled.

Beneficial shareholders holding their Common Shares through an intermediary may be subject to different procedures for obtaining their post-consolidation Common Shares. If you have any questions in this regard, you are encouraged to contact your intermediary.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 29 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
For additional information, please contact:
The Real Brokerage Inc.

Lynda Radosevich
lynda@joinreal.com
917-922-7020

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the timing, terms and completion of the Share Consolidation, including the ratio of pre-consolidation Common Shares to post-consolidation Common Shares that will be effected, non-issuance of fractional shares, contents and delivery of the letter of transmittal regarding the Share Consolidation, and the CUSIP and ISIN of Common Shares following the completion of the Share Consolidation; timing of the approval of the listing of the Common Shares on NASDAQ; and the listing of the Common Shares on NASDAQ.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward- looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

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